[Letterhead of Bancolombia S.A.]

August 22, 2013

Via EDGAR

Ms. Laura Crotty

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Bancolombia S.A. Form 20-F for Fiscal Year Ended December 31, 2012 Filed April 30, 2013 File No. 001-32535

Dear Ms. Crotty:

Set out below is the response of Bancolombia S.A. (the “Bank”, “we”), to the comment of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated August 12, 2013, to Mr. Jaime Alberto Velásquez Botero, the Bank’s Vice President of Strategy and Finance (the “Comment Letter”).

The response below is keyed to the heading indicated in the Staff’s comments and is designated with the letter “R” below the comment. The comment itself is set forth in boldface type. Unless otherwise indicated, all references are to the Bank’s annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”).

Form 20-F for Fiscal Year Ended December 31, 2012

A. Risk Factors, page 11

Preemptive rights may not be available to holders of ADRs, page 20

1.

We note your response to comment 1 of our letter dated July 15, 2013 and advise you that we disagree with your conclusion that the existing risk factor discussion adequately alerts investors in the ADRs to the considerations behind the risk factor. Your risk factor discussion states that the bank “must offer the holders of each class of shares (including holders of ADRs) the right

Securities and Exchange Commission	-2-

to purchase a number of shares of such class sufficient to maintain their existing percentage ownership….” Your response to our comment, however, clarifies that only the Depositary is entitled to preemptive rights which the Depositary has no obligation to make available to holders of ADRs. Please revise the risk factor discussion in future filings to clarify the Depositary’s role similar to the explanation provided in your response letter.

R. In response to the Staff’s comments, the Bank will revise the risk factor discussion in future filings to clarify the Depositary’s role similar to the explanation provided in the Bank’s response letter to the Staff dated July 26, 2013.

******

The Bank acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Bank acknowledges that the Staff’s comments or changes to the Bank’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Bank’s filings and that the Bank may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7500. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Jaime Alberto Velásquez Botero

Jaime Alberto Velásquez Botero
Vice-President of Strategy and Finance

cc:	Dorian Echeverry (PricewaterhouseCoopers Ltda.)

Robert S. Risoleo (Sullivan & Cromwell LLP)